                                                            File No. 070-09195


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                AMENDMENT NO. 2

                                       TO

                                    FORM U-1

                             APPLICATION/DECLARATION

                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935



                               EASTERN ENTERPRISES
                                9 Riverside Road
                           Weston, Massachusetts 02193
             -------------------------------------------------------
             (Name of company or companies filing this statement and
                    addresses of principal executive office)

                               EASTERN ENTERPRISES
 ------------------------------------------------------------------------------
 (Name of top registered holding company parent of each applicant or declarant)


David W. Walker, Esq               L. William Law, Jr., Esq.
Foley, Hoag & Eliot LLP            Senior Vice President and General Counsel
One Post Office Square             Eastern Enterprises
Boston, Massachusetts 02109        9 Riverside Road
                                   Weston, Massachusetts 02193


                   ------------------------------------------
                   (Names and addresses of agents for service)

ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTION

        This is an application under the Public Utility Holding Company Act of 1935 (the "Act") by Eastern Enterprises ("Eastern") for approval of its acquisition, through a so-called reverse triangular merger, of all the outstanding capital stock of Essex County Gas Company ("Essex"), a Massachusetts gas utility company. Eastern is a holding company exempt from registration under the Act pursuant to the "intrastate" exemption of Section 3(a)(1). Currently, its sole utility subsidiary is Boston Gas Company ("Boston Gas"), a Massachusetts gas utility company. Following the proposed acquisition, Eastern will have two gas utility subsidiaries, both located in Massachusetts, and will continue to satisfy the requirements of Section 3(a)(1). In addition, Essex and Boston Gas together will constitute an integrated public-utility system because, among other things, they have contiguous service areas and common sources of supply.


        By this application, Eastern also requests that the Commission enter an order confirming and continuing in effect Eastern's "intrastate" exemption following consummation of the proposed merger.


        Eastern is a Massachusetts voluntary association created by a Declaration of Trust dated July 18, 1929, as amended, and is exempt under
Section 3(a)(1) of the Act pursuant to orders dated February 28, 1955 (Pub. Util. Holding Company Act of 1935 Release No. 12807), November 3, 1967 (Pub. Util. Holding Company Act of 1935 Release No. 15887) and August 28, 1975 (Pub. Util. Holding Company Act of 1935 Release No. 19100) .

        Eastern is the sole stockholder of all issued and outstanding common stock of Boston Gas, a Massachusetts corporation engaged in the gas utility business. Boston Gas serves approximately 530,000 customers, all in Massachusetts. Boston Gas has outstanding 1,200,000 shares of non-voting preferred stock, which are held by the public.

        Essex is a regulated public utility and a non-affiliated Massachusetts corporation engaged in the gas utility business. Essex serves over 42,000 customers in the Commonwealth of Massachusetts. Essex's service territory is contiguous to Boston Gas' service territory.

A.  PROPOSED ACQUISITION OF ESSEX
---------------------------------

        Eastern and Essex have agreed, subject to various approvals including approval from the Securities and Exchange Commission (the "Commission"), that Eastern will acquire Essex through a merger into Essex of a subsidiary of Eastern formed for that purpose. After the merger, Eastern will own all the outstanding capital stock of Essex, and the former stockholders of Essex will hold shares of common stock of Eastern. Eastern's common stock is traded on the New York Stock Exchange, the Boston Stock Exchange and the Pacific Stock Exchange. Based on reported prices for Eastern shares on those exchanges in December 1997, when the merger was announced, the Eastern shares to be issued would have a market value of approximately $80.5 million and would constitute approximately 9.3% of Eastern's outstanding stock. The terms and conditions agreed upon between Eastern and Essex, are set forth in the Merger Agreement dated as of December 19, 1997 included as Exhibit B hereto (the "Agreement").


        The Agreement between Eastern and Essex was the result of a process conducted by Essex to explore strategic alternatives.

        Included with this Application as Exhibit D-1 is a copy of the Joint Petition of Eastern Enterprises and Essex County Gas Company For Approval of Merger submitted on February 27, 1998 to the Massachusetts Department of Telecommunications and Energy (the "DTE Petition"), including exhibits. The Massachusetts Department of Telecommunications and Energy (the "MDTE") will schedule a hearing on the petition and will issue an order approving or disapproving the merger.

        Also included hereto as Exhibit C is a copy of the Registration Statement (the "Registration Statement") on Form S-4, filed by Eastern, which includes the Proxy Statement of Essex as filed with the Commission (the "Essex Proxy Statement") in connection with the proposed special meeting of Essex stockholders to approve the Merger.

1.      Description of Business of Essex and Eastern

        Essex is a gas utility whose principal business is the distribution and sale of natural gas. Essex has 12 directors, including the President and Chief Executive Officer and five other officers. Essex sells natural gas to over 42,000 customers in eastern Massachusetts. Essex's service territory in eastern Massachusetts is contiguous to Boston Gas' service territory. The size of Essex's customer base has been growing in recent years, with 820 new customers added during fiscal 1997.


        Essex net earnings for the twelve months ended August 31, 1997, were $3,966,519 on revenues of $53,534,734, substantially all from utility operations.


        Essex had a total of approximately 127 permanent employees on August 31, 1997.

        Eastern is exclusively a holding company. Its sole utility subsidiary is Boston Gas, a distributor of natural gas, serving approximately 530,000 residential, commercial and industrial customers in Boston and 73 other eastern and central Massachusetts communities. In addition, Eastern has several non-utility subsidiaries, including primarily Midland Enterprises Inc., a carrier of coal and other dry bulk cargoes on the nations inland waterways, with a fleet 2,302 dry cargo barges and 87 towboats. A list of Eastern's subsidiaries is attached as Exhibit I to this Application.


        Eastern's net earnings for the year ended December 31, 1997 were $51,950,000 on revenues of $970,204,000. Non-utility subsidiaries of Eastern contributed $269,259,000, approximately 27.8% of total revenues for 1997.



        Complete financial statements for Eastern and Essex on a historical and pro forma combined basis are included in the Prospectus/Proxy Statement forming part of Eastern's Registration Statement on form S-4, filed as Exhibit C to this Application.

2.      Acquisition of Essex

        The terms and mechanism for acquiring Essex are set forth in the Agreement described in the prospectus included in the Registration Statement. In brief, they include the following:


(a) Eastern will form a temporary Massachusetts corporation ("NEWCO") as a wholly-owned subsidiary of Eastern;*

(b) NEWCO will merge with and into Essex, with Essex as the surviving corporation having all the rights, interests, and obligations of Essex;

(c) Shares of NEWCO will be converted into shares of new common stock of Essex, with Essex becoming a wholly owned subsidiary of Eastern; and

(d) Each outstanding share of Essex will be converted into 1.183985 shares of Eastern common stock subject to adjustment under certain circumstances based on the average market price for a specified period prior to closing, so that the stockholders of Essex will become stockholders of Eastern.


(e) Outstanding debt securities of Essex will not be affected and will remain outstanding on the same terms and conditions.


        The merger will become effective at the time of filing of the Articles of Merger with the Secretary of State of the Commonwealth of Massachusetts. The closing will be held only upon the satisfaction (or waiver, where permissible) of certain conditions contained in the Agreement, including obtaining necessary approvals from the MDTE, the Commission, and other government agencies.

3.      Common Shares Issued by Eastern

        The initial exchange ratio is 1.183985 shares of Eastern common stock for each issued and outstanding share of Essex common stock. The actual number of Eastern shares to be issued will be adjusted to provide that the value of the Eastern common stock to be issued for each Essex common stock share will not be less than $45 nor more than $50, based upon the average market price during a specified period prior to closing. Eastern will register with the Commission shares of its common stock for this purpose. (See Exhibit C hereto). This acquisition price is reasonable in the opinion of Salomon Smith Barney, Eastern's investment banking advisors, and will not result in any excessive charges to Boston Gas or Essex rate payers. See Item 4(e) below.

        Eastern's common shares are listed on the New York, Boston and Pacific Stock Exchanges. From January 1, 1997 through December 31, 1997, the price for Eastern's shares on the New York Stock Exchange -- Composite Transactions ranged from a high of $45.375 to a low of $30.50. Essex's common shares are quoted on NASDAQ. From January 1, 1997 through December 31, 1997, the price for Essex's shares on NASDAQ ranged from a high of $49.00 to a low of $24.25.


------------------
*Newco will be formed under the Massachusetts statute relating to gas companies, but will not own or operate any utility assets before consummation of the merger and will disappear upon consummation of the merger.

4.      Compliance with Section 10

        The proposed acquisition meets all the substantive requirements of
Section 10 of the Act. Specifically, the Commission should find that the acquisition complies with subsections (c) and (f) on the basis of the following:

        a. The acquisition is lawful under Section 8 of the Act and is not detrimental to the carrying out of the provisions of Section 11.

        Both Essex and Boston Gas are retail gas distribution companies, with no electric utility assets or operations.

        The resulting holding company system of Eastern will continue to be exempt from registration under the Act pursuant to the "intrastate" exemption provided in Section 3(a)(1), because Eastern and all of its utility subsidiaries, Essex and Boston Gas, will continue to be organized under Massachusetts law, and their combined utility operations will be carried on solely in Massachusetts. See service area map, Exhibit E.

        b. The acquisition will serve the public interest by tending toward the economical and efficient development of an integrated public-utility system.


        As the map attached as Exhibit E shows, the service areas of Essex and Boston Gas are contiguous, and both companies receive a substantial portion of their natural gas supplies from the Tennessee Gas Pipeline Company. Eastern expects to derive substantial cost savings from the combined operations of Essex and Boston Gas, including savings estimated at $2.5 million annually, rising to $3.4 million in 2001 and later years, from sharing of their combined pipeline supply capacity and commodity cost savings (DTE Petition, Exhibit D-1 to this Application, Testimony of William R. Luthern, p. 2) and savings from consolidation of management positions and other duplicated administrative costs estimated as $4.89 million annually (DTE Petition, Exhibit D-1 to this Application, Testimony of Joseph F. Bodanza, pp. 8-10). In addition, the companies expect to attain more efficient service to customers by combining their dispatch, telephone inquiry, and customer service operations (Id. at pp. 10-11).


        c. Massachusetts law applying to the acquisition has been complied with.

        By its terms, the merger will not be consummated unless it is approved by the MDTE under applicable provisions of Chapter 164 of the Massachusetts General Laws. Eastern will provide to the Commission a copy of the MDTE's order approving the merger as soon as it is available.


        Under applicable Massachusetts corporation laws, the merger requires approval by the Board of Trustees of Eastern and the Board of Directors and the stockholders of Essex. Approval by the shareholders of Eastern is not required. Eastern's Trustees approved the merger on December 12, 1997. Essex's Directors approved the merger on December 19, 1997. The merger was approved by the Stockholders of Essex at a meeting held June 24, 1998.


        In addition, there is no basis for making any of the negative findings that would prevent approval of the proposed acquisition under subsection (b) of section 10, for the following reasons:

        d. The acquisition will not tend toward any interlocking relations or undue concentration of control of public-utility companies in Massachusetts.

        As indicated above, after the proposed acquisition, Essex will be a wholly owned direct subsidiary of Eastern, as Boston Gas now is. As usual in holding-company systems, Essex and Boston Gas may have officers and directors in common, some of whom may also be officers of Eastern; but that mode of common management of the integrated system of subsidiaries is not the sort of "interlocking relationship" that the Act is intended to prevent.

        The combination of Essex and Boston Gas will not substantially increase the size of Eastern's utility subsidiary operations. Boston Gas currently serves approximately 530,000 retail gas customers in 74 cities and towns in eastern and central Massachusetts. Together, Essex and Boston Gas will serve a base of approximately 572,000 retail gas customers in a contiguous service area comprising 91 cities and towns in eastern and central Massachusetts. Boston Gas had assets of $878.2 million at December 31, 1997 and revenues of $700.9 million for the year then ended. Essex and Boston Gas together will have pro forma combined assets of $974.0 million and pro forma combined revenues of $755.4 million.

        e. The consideration to be paid is reasonable and bears a fair relation to the value of the utility assets underlying the securities to be acquired.

        The price to be paid by Eastern was determined by bids in a process conducted by Essex, in which Eastern was one of five bidders. See DTE Application, testimony of James H. Hastings, pp. 4-8. The investment banking firm of Furman Selz, LLC advised the Board of Directors of Essex that the exchange ratio was fair to the stockholders of Essex from a financial point of view (see Essex Proxy Statement, pp. 26-30); and the investment banking firm of Salomon Smith Barney has advised the Trustees of Eastern that the merger price is reasonable, is consistent with recent history of mergers in the natural gas industry, and is not likely to result in excessive charges against the earnings of Eastern or Boston Gas (see DTE Petition, Testimony of Paul J. Murphy).

        In addition, Eastern and Essex have proposed to the MDTE a rate plan that will effect an immediate reduction in the retail gas price charged to customers of Essex and a ten-year freeze on the base rates for Essex, to reflect expected cost savings that would result from combined operation of Essex and Boston Gas. See DTE Petition, Testimony of Joseph S. Bodanza. The plan also contemplates a transfer from Essex to Boston Gas under the two companies' respective Cost of Gas Adjustment Clauses, to compensate Boston Gas customers for Essex's use of combined gas purchasing with Boston Gas to achieve savings. Id. at p. 5.

        Under Massachusetts law, retail gas rates are regulated by the MDTE, which has full power to examine transactions with affiliates and to allow or disallow intercompany costs and charges in the rate-setting process. Mass. General Laws, c. 164, secs. 76A, 85, 94. Thus, the financial effect of the merger price on customers of Essex and of Boston Gas is subject to effective regulation by the applicable state authority.

        f. The acquisition will not unduly complicate the capital structure of Eastern's holding-company system and will not be detrimental to the public interest, the interest of investors or consumers, or the proper functioning of the holding-company system.

        The merger price will consist solely of shares of Eastern's voting common stock, of the class that is publicly traded on the New York Stock Exchange, the Pacific Stock Exchange, and the Boston Stock Exchange. There will be no debt and no preferred or senior securities involved. There will be no minority voting stock interest in either Essex or Boston Gas: both will be wholly-owned subsidiaries of Eastern. As the Testimony of Paul J. Murphy in the DTE Petition explains, the dilution to be experienced by stockholders of Eastern is reasonable in view of the value of the assets being acquired. The interests of gas consumers are protected by the jurisdiction of the MDTE. As outlined in
Item 1(a)(4)(b) above, the acquisition will serve the public interest by promoting the economical and efficient development of an integrated public-utility system.

ITEM 2.  FEES, COMMISSIONS AND EXPENSES
---------------------------------------

        The estimated fees and expenses in connection with the proposed transactions are set forth in Exhibit G hereto.

ITEM 3.  APPLICABLE STATUTORY PROVISIONS
----------------------------------------

        Sections 9(a) and 10 of the Act are applicable to the acquisition by Eastern of shares of capital stock of Essex.


        Section 3(a)(1) of the Act is applicable to Eastern's continued exemption from registration under the Act.


ITEM 4.  REGULATORY APPROVAL
----------------------------

        The MDTE has jurisdiction over the proposed merger and certain matters in connection therewith. The fact that the MDTE has jurisdiction over both Boston Gas and Essex assures that the rates of both of these companies will be just and reasonable and will not include unreasonable charges associated with the merger. The proposed merger is subject to the satisfaction of the applicable notification waiting period and approval by the Federal Trade Commission and the Department of Justice pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. No other state regulatory commission and no other federal commission (other than the Commission) has jurisdiction over the proposed transactions.

ITEM 5.  PROCEDURE
------------------

        It is anticipated that the MDTE will issue a decision by mid-1998 on the merger. It is requested that the Commission take action with respect to this Application or Declaration without a hearing being held and that an order be issued allowing this Application/Declaration to become effective at approximately the same time.

        Eastern further requests that the Commission enter an order confirming that Eastern's holding company system after consummation of the merger will continue to be exempt from registration under the Act pursuant to the Commission orders of February 8, 1955, November 3, 1967 and August 28, 1975 cited in the Introduction above.

        Eastern (i) does not request a recommended decision by an administrative law judge, (ii) does not request a recommended decision by any other responsible officer of the Commission, (iii) hereby specifies that the Division of Investment Management may assist in the preparation of the Commission's decision, and (iv) hereby requests that there be no 30-day waiting period between the date of issuance of the Commission's order and the date on which it is to become effective.

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS
------------------------------------------

(a)     Exhibits

        A-1    Specimen copy of Common Share certificate of Eastern.

        A-2 Declaration of Trust of Eastern, dated as of July 18, 1929, as amended (Incorporated herein by reference to Exhibit 3.1 to Eastern's Quarterly Report on Form 10-Q for the quarter ended June 30, 1989 (File No. 1-2297)).

        A-3    By-laws of Eastern (Incorporated herein by reference to Exhibit
               3.1 to Eastern's Quarterly Report on Form 10-Q for the quarter ended June 30, 1992 (File No. 1-2297)).

        A-4 Articles of organization of Essex (Incorporated herein by reference to Essex's Quarterly Report on Form 10-Q for the quarter ended February 28, 1995 (File No. 1-8154)).

        A-5 By-laws of Essex (Incorporated herein by reference to Essex's Quarterly Report on Form 10-Q for the quarter ended May 31, 1997 (File No. 1-8154)).

        A-6    Specimen copy of Common stock certificate of Essex.


        A-7    Articles of Organization of NEWCO.



        A-8    By-laws of NEWCO.



        A-9    Specimen copy of Common Stock certificate of NEWCO.


        A-10 Articles of Organization of Surviving Corporation (See Exhibit A-4 above).

        A-11   By-laws of Surviving Corporation (See Exhibit A-5 above).


        A-12   Specimen copy of Common Stock certificate of Surviving
               Corporation.


        B Merger Agreement (Incorporated by reference to Exhibit 1 to Essex's Current Report on Form 8-K dated 1/9/98
               (File No. 1-8154)).


        C Registration Statement on Form S-4, including all financial statements and exhibits thereto, with reference to additional Common Shares of Eastern (Incorporated herein by reference to File No. 333-52235) (including the Prospectus/Proxy Statement to be distributed to stockholders of Essex in connection with the special meeting to be held on or about June 24, 1998).


        D-1 Eastern and Essex Joint Petition for Approval of Merger filed with the Massachusetts Department of Telecommunications and Energy on February 27, 1998 (excluding Attachment 1 thereto, which is included hereto as Exhibit B).

       *D-2 Certified copy of order of Massachusetts Department of Telecommunications and Energy.

        E Map of service territories of Essex and Boston Gas (filed under cover of Form SE).


       *F      Opinion of Counsel.


        G      Statement of Estimated Fees and Expenses.

        H      Proposed Form of Notice.


      **I      Subsidiaries of Eastern.



*  To be supplied by amendment.

** Filed with this Amendment.

(b)     Financial Statements

        1. Consolidated Balance Sheets of Eastern as of December 31, 1997 (Incorporated herein by reference to Eastern's Annual Report on Form 10-K for the fiscal year ended 12/31/97 (File No. 1-2297)).

        2. Consolidated Statements of Operations and Shareholders' Equity of Eastern for the twelve months ended December 31, 1997 on an actual basis (Incorporated herein by reference to Eastern's Annual Report on Form 10-K for the fiscal year ended 12/31/97 (File No. 1-2297)).

        3. Consolidated Balance Sheets, Statements of Income and Retained Earnings of Essex, for the years ended August 31, 1995 through 1997 and for the three months ended November 30, 1997 (Incorporated by reference to Essex's Annual Reports on Form 10-K for the fiscal years ended 8/31/95, 8/31/96 and 8/31/97 and Quarterly Report on Form 10-Q for the quarter ended 11/30/97 (File No. 1-8154)).

        4. Unaudited Pro Forma Combined Balance Sheet of Boston Gas Company and Essex County Gas Company as at December 31, 1997 and November 30, 1997, respectively.

        5. Unaudited Pro Forma Combined Statement of Earnings of Boston Gas Company and Essex County Gas Company for the fiscal year ended December 31, 1997 and the twelve months ended November 30, 1997, respectively.

        6.     Unaudited Pro Forma Combined Balance Sheets of Eastern and
               Essex.

        7. Unaudited Pro Forma Combined Statements of Operations of Eastern and Essex.

        Since the date of the Balance Sheets provided in 1 above, there have been no material changes which were not in the ordinary course of business.

ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS
------------------------------------------------

The proposed transaction does not involve a major federal action significantly affecting the quality of the human environment.

                                    SIGNATURE
                                    ---------


        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Amendment to be signed on its behalf by the undersigned officer thereunto duly authorized.




                                           EASTERN ENTERPRISES(1)




Date: July 2, 1998                         By: /s/ Walter J. Flaherty
      ------------                             -------------------------------
                                               Walter J. Flaherty
                                               Senior Vice President and Chief
                                               Financial Officer







(1) Reference is hereby made to the declaration of trust establishing Eastern Enterprises (formerly Eastern Gas and Fuel Associates) dated July 18, 1929, as amended, a copy of which is on file in the office of the Secretary of the Commonwealth of Massachusetts. The name "Eastern Enterprises" refers to the trustees under said declaration as trustees and not personally; and no trustee, shareholder, officer or agent of Eastern Enterprises shall be held to any personal liability in connection with the affairs of said Eastern Enterprises, but the trust estate only is liable.

                                  EXHIBIT INDEX

See Item 6, "Exhibits and Financial Statements," for statement of locations of exhibits incorporated by reference.

    Exhibit No.    Description
    -----------    -----------

    A-1            Specimen copy of Common Share certificate of Eastern

    A-2 Declaration of Trust of Eastern, dated as of July 18, 1929, as amended (Incorporated by Reference)

    A-3            By-laws of Eastern (Incorporated by Reference)


    A-4            Articles of Organization of Essex (Incorporated by Reference)

    A-5            By-laws of Essex (Incorporated by Reference)

    A-6            Specimen copy of Common Stock certificate of Essex


    A-7            Articles of organization of NEWCO



    A-8            By-laws of NEWCO



    A-9            Specimen copy of Common Stock certificate of NEWCO


    A-10           Articles of Organization of Surviving Corporation (See
                   Exhibit A-4)

    A-11           By-laws of Surviving Corporation (See Exhibit A-5)


    A-12           Specimen copy of Common Stock certificate of Surviving
                   Corporation

      B              Merger Agreement (Incorporated by Reference)


      C Registration Statement on Form S-4, including all financial statements and exhibits thereto, with reference to Common Shares of Eastern (Incorporated by Reference)


      D-1 Eastern and Essex Joint Petition for Approval of Merger filed with the Massachusetts Department of Telecommunications and Energy (excluding Attachment 1 thereto, which is included hereto as Exhibit B)

     *D-2 Certified copy of order of Massachusetts Department of Telecommunications and Energy

      E Map of service territories of Essex and Boston Gas (Filed under cover of Form SE)


     *F              Opinion of Counsel


      G              Statement of Estimated Fees and Expenses

      H              Proposed Form of Notice


    **I              List of Eastern's subsidiaries



* To be supplied by amendment.

** Filed with this Amendment.


See Item 6, "Exhibits and Financial Statements," for a statement of locations of financial statements incorporated by reference.

      Financial
      Statement
      No.            Description
      ---------      -----------

      1 Consolidated Balance Sheets of Eastern as of December 31, 1997 (Incorporated by Reference)

      2 Consolidated Statements of Operations and Shareholders' Equity of Eastern for the twelve months ended December 31, 1997 on an actual basis (Incorporated by Reference)

      3 Consolidated Balance Sheets, Statements of Income and Retained Earnings of Essex, for the years ended August 31, 1995 through 1997 and for the three months ended
                     November 30, 1997 (Incorporated by Reference)


      4. Unaudited Pro Forma Combined Balance Sheet of Boston Gas Company and Essex County Gas Company as at December 31, 1997 and November 30, 1997, respectively.

      5. Unaudited Pro Forma Combined Statement of Earnings of Boston Gas Company and Essex County Gas Company for the Fiscal year ended December 31, 1997 and the twelve months ended November 30, 1997, respectively.

      6.             Unaudited Pro Forma Combined Balance Sheets of Eastern and
                     Essex.

      7. Unaudited Pro Forma Combined Statements of Operations of Eastern and Essex.

                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET

     The following unaudited pro forma combined balance sheet presents, under the pooling-of-interests accounting method, the combined consolidated balance sheets of Eastern as of March 31, 1998 and Essex County as of February 28, 1998.

                              EASTERN ENTERPRISES
                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                                 (IN THOUSANDS)

                                                    EASTERN          ESSEX COUNTY
                                                  ENTERPRISES         GAS COMPANY
                                                MARCH 31, 1998     FEBRUARY 28, 1998    PRO FORMA      PRO FORMA
                                                 (AS REPORTED)     (AS RECLASSIFIED)   ADJUSTMENTS    BALANCES(1)
                                               -----------------   -----------------   -----------    -----------
ASSETS
CURRENT ASSETS
  Cash and short-term investments............     $  122,791           $  1,946         $     --      $  124,737
  Receivables, less reserves of $19,065......        153,169              7,069               --         160,238
  Inventories................................         36,005              3,305               --          39,310
  Deferred gas costs.........................         32,062                 --               --          32,062
  Other current assets.......................          4,287                366               --           4,653
                                                  ----------           --------         --------      ----------
         Total current assets................        348,314             12,686               --         361,000
PROPERTY AND EQUIPMENT,
  AT COST....................................      1,541,168            108,620               --       1,649,788
  Less -- accumulated depreciation...........        683,468             27,606               --         711,074
                                                  ----------           --------         --------      ----------
         Net property and equipment..........        857,700             81,014               --         938,714
OTHER ASSETS
  Deferred post-retirement health care
    costs....................................         82,587                 --                           82,587
  Investments................................         15,879                776                           16,655
  Deferred charges and other costs, less
    amortization.............................         69,354              3,536             (730)(2)      72,160
                                                  ----------           --------         --------      ----------
         Total other assets..................        167,820              4,312             (730)(2)     171,402
                                                  ----------           --------         --------      ----------
         TOTAL ASSETS........................     $1,373,834           $ 98,012         $   (730)(2)  $1,471,116
                                                  ==========           ========         ========      ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Current debt...............................     $   20,651           $  6,293         $     --      $   26,944
  Accounts payable...........................         68,573              2,966               --          71,539
  Accrued expenses...........................         57,799              3,028               --          60,827
  Other current liabilities..................         66,717              1,433               --          68,150
                                                  ----------           --------         --------      ----------
         Total current liabilities...........        213,740             13,720               --         227,460
GAS INVENTORY FINANCING......................         31,610              3,661               --          35,271
LONG-TERM DEBT...............................        292,787             28,721               --         321,508
RESERVES AND OTHER LIABILITIES
  Deferred income taxes......................         97,594              8,742               --         106,336
  Post-retirement health care................         94,708                 --               --          94,708
  Coal miners retiree health.................         55,632                 --               --          55,632
  Preferred stock of subsidiary..............         29,335                 --               --          29,335
  Other reserves.............................         88,399              4,624               --          93,023
                                                  ----------           --------         --------      ----------
         Total reserves and other
           liabilities.......................        365,668             13,366               --         379,034
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY
  Common Stock, authorized;
    Eastern -- 50 million,...................
    Essex -- 5 million;......................
  issued and outstanding;
    Eastern -- 20.4 million; 22.5 million pro
      forma..................................         20,443                 --            2,038 (4)      22,481
    Essex -- 1.7 million.....................             --             21,424          (21,424)(4)          --
  Capital in excess of par...................         32,342                 --           19,386 (4)      51,728
  Retained earnings..........................        417,958             17,120             (730)(2)     434,348
  Treasury stock.............................           (714)                --               --            (714)
                                                  ----------           --------         --------      ----------
         Total shareholders' equity..........        470,029             38,544             (730)        507,843
                                                  ----------           --------         --------      ----------
         TOTAL LIABILITIES AND SHAREHOLDERS'
           EQUITY............................     $1,373,834           $ 98,012         $   (730)     $1,471,116
                                                  ==========           ========         ========      ==========

  See accompanying notes to Unaudited Pro Forma Combined Financial Information

                               EASTERN ENTERPRISES
               UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                         FISCAL YEAR       TWELVE MONTHS
                                                            ENDED              ENDED
                                                         DECEMBER 31,       NOVEMBER 30,
                                                            1997               1997
                                                          EASTERN           ESSEX COUNTY
                                                        ENTERPRISES         GAS COMPANY       PRO FORMA    PRO FORMA
                                                       (AS REPORTED)     (AS RECLASSIFIED)   ADJUSTMENTS   RESULTS(1)
                                                       -------------     -----------------   -----------   ----------
Revenues .........................................       $970,204             $54,427          $  --       $1,024,631
Operating costs and expenses:
  Operating costs ................................        684,582              30,558             --          715,140
  Selling, general and administrative
    expenses .....................................        111,359              10,690             --          122,049
  Depreciation and amortization ..................         67,949               3,422             --           71,371
                                                         --------             -------                      ----------
Operating earnings ...............................        106,314               9,757             --          116,071
Other income (expense):
  Interest income ................................          8,997                  --             --            8,997
  Interest expense ...............................        (34,318)             (3,160)            --          (37,478)
  Other, net .....................................         (4,371)                372             --           (3,999)
                                                         --------             -------          -----       ----------
Earnings from continuing operations
  before income taxes ............................         76,622               6,969             --           83,591
Provision for income taxes .......................         24,672               2,565             --           27,237
                                                         --------             -------          -----       ----------
         Net earnings ............................       $ 51,950             $ 4,404          $  --       $   56,354
                                                         ========             =======          =====       ==========

Earnings per common share(3)(5):
  Basic ..........................................      $    2.55            $   2.63                      $     2.52
                                                        =========            ========                      ==========
  Diluted ........................................      $    2.54            $   2.55                      $     2.50
                                                        =========            ========                      ==========

Weighted average number of common shares
  outstanding:
  Basic ..........................................         20,358               1,676           308            22,342
                                                        =========            ========          ====        ==========
  Diluted ........................................         20,468               1,728           318            22,514
                                                        =========            ========          ====        ==========

 See accompanying notes to Unaudited Pro Forma Combined Financial Information.

          NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

(1)  EASTERN AND ESSEX COUNTY HISTORICAL FISCAL YEARS AND ACCOUNTING POLICIES

     Eastern's historical fiscal year ends on December 31 while Essex County's historical fiscal year ends on August 31. For purposes of combining Essex County's historical financial information with Eastern's in the pro forma combined statements of operations herein, the financial information of Eastern for the fiscal years ended December 31, 1997, 1996 and 1995 and the three months ended March 31, 1998 and 1997 have been combined with Essex County's financial information for the twelve months ended November 30, 1997 and August 31, 1996 and 1995 and the three months ended February 28, 1998 and 1997, respectively. As a result, Essex County's financial information for the three months ended November 30, 1996 are excluded from the pro forma data. Essex County's operating revenues and net loss available to common shareholders for the three months ended November 30, 1996 were $8.1 million and $(0.3) million, respectively.

     The unaudited pro forma combined condensed financial information do not include all adjustments (see note (2)) to conform the accounting policies of Essex County to those followed by Eastern. The nature and extent of such adjustments, if any, will be based upon further analysis and are not expected to be material. However, certain amounts in the historical financial statements of Eastern and Essex County have been reclassified to present consistent pro forma financial information. There were no material intercompany transactions between Eastern and Essex County during the periods presented.

(2)  MERGER-RELATED EXPENSES

     Eastern and Essex County will incur investment banking, legal, accounting and other transaction costs as a result of the Merger. Based on information currently available, these costs will total approximately $4.6 million and will be expensed in the period incurred consistent with Eastern's historical accounting treatment of such costs. In the three months ended February 28, 1998, Essex County incurred $0.7 million of Merger expenses which were capitalized as deferred charges. Accordingly, a pro forma adjustment has been made to reflect the expensing of such costs in the unaudited pro forma combined statement of operations for the three months ended March 31, 1998. Costs incurred by Essex County related to the Merger prior to November 30, 1997 were not material. Since the Merger has not been consummated, the Merger expenses can only be estimated at this time, and are subject to revision as further information becomes available.

(3)  EARNINGS PER SHARE

     The pro forma net earnings per share reflect (i) the weighted average number of Eastern common shares that would have been outstanding if the Merger occurred at the beginning of the periods presented upon the conversion of each outstanding share of Essex County common stock into 1.183985 shares of Eastern common stock, as provided in the Merger agreement and (ii) the dilutive impact of stock options using the treasury stock method.

(4) Adjusted to reflect the issuance of 2,037,542 shares of common stock of Eastern ($1.00 par value per share) in exchange for all of the outstanding shares of common stock of Essex County based on an exchange ratio of 1.183985.

(5)  EXCHANGE RATIO

     As provided for in the Merger Agreement, each issued and outstanding share of Essex County Common Stock shall be converted into the right to receive
1.183985 shares of Eastern Common Stock, provided that, if the Market Value (as defined) of 1.183985 shares of Eastern Common Stock is less than $45 per share, then each such share of Essex County Common Stock shall be converted into the right to receive the number of shares of Eastern Common Stock having a Market Value equal to $45; and if the Market Value of 1.183985 shares of Eastern Common Stock is more than $50 per share, then each such share of Essex County Common Stock shall be converted into the right to receive the number of shares of Eastern Common Stock having a Market Value equal to $50. Accordingly, a market value of Eastern Common Stock below $38.01 per share will cause an increase in the exchange ratio and a market value of Eastern Common Stock above $42.23 will cause a decrease in the exchange ratio. Any increase in the exchange ratio will cause a corresponding decrease in the pro forma combined per share amounts and any decrease in the exchange ratio will cause a corresponding increase in the pro forma per share amounts. For example, if Eastern's stock price was at either its most recent 52-week low ($34.00) or 52-week high ($45.62), the recalculated combined pro forma earnings per share in the latest fiscal year and interim period would be as follows:

                                           FISCAL YEAR           THREE MONTHS
                                              ENDED                  ENDED
                                        DECEMBER 31, 1997       MARCH 31, 1998
                                        -----------------     ------------------
                                        52-WEEK   52-WEEK     52-WEEK    52-WEEK
                                          LOW      HIGH         LOW       HIGH
                                        -------   -------     -------    -------
Basic earnings per share..............   $ 2.50    $ 2.54      $ 1.41     $ 1.44
Diluted earnings per share............   $ 2.48    $ 2.52      $ 1.40     $ 1.42
Book value per share..................   $21.40    $21.77      $22.37     $22.77